

September 9, 2014

Via Email
Andrew Weeraratne
Chief Executive Officer
Natural Gas Fueling & Conversion Inc.
7135 Collins Avenue, No. 624
Miami Beach, FL 33141

> **Re:** **Natural Gas Fueling & Conversion Inc.**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed August 29, 2014**
> **File No. 333-192590**

Dear Mr. Weeraratne:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note that you are attempting through a Post-Effective Amendment to a Form S-1 to increase the number of shares covered by the registration statement from 10,000,000 shares to 200,000,000 shares. Please tell us why you believe you may use a post-effective amendment to increase the number of shares, given that Rule 413(a) under the Securities Act of 1933, as amended, and Question 210.01 of the Securities Act Rules Compliance and Disclosure Interpretations indicate that you may not.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott M. Anderegg, Attorney-Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director